                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                            Mecklermedia Corporation
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                 Internet World Media, Inc. Penton Media, Inc.
--------------------------------------------------------------------------------
                                    (Bidders)

                     Common Stock, Par Value $.0l Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584007-10-8
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Preston L. Vice
                              Senior Vice President
                               Penton Media, Inc.
                              1100 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 696-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                           Christopher M. Kelly, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

     This Amendment No. 2 is to the Tender Offer Statement on Schedule 14D-1, originally filed on October 15, 1998, and amended by Amendment No. 1 thereto, filed on October 28, 1998, as amended (the "Statement"), that relates to the offer by Internet World Media, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Penton Media, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Mecklermedia Corporation, a Delaware corporation (the "Company"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is being filed on behalf of the Purchaser and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meaning assigned to them in the Offer to Purchase.

     The Statement is hereby amended and/or supplemented as provided below:

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

     On November 19, 1998, Parent issued a press release, a copy of which is included as exhibit (a)(9) hereto and incorporated herein by reference, which extended the expiration of the Offer until 5:00 p.m., New York City Time, on Monday, November 23, 1998.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibit:

     (a)(9) Press release issued by Parent on November 19, 1998

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 19, 1998                     PENTON MEDIA, INC.



                                             By: /s/ Preston L. Vice
                                                 -----------------------------
                                                 Name: Preston L. Vice
                                                 Title: Senior Vice President



                                              INTERNET WORLD MEDIA, INC.



                                              By: /s/ Preston L. Vice
                                                  ----------------------------
                                                  Name: Preston L. Vice
                                                  Title: Secretary

                                 EXHIBIT INDEX



EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(9)         Press release issued by Parent on November 19, 1998